Comment Number	Page[s]	Explanation
1 .	3	Calculation of net profits explained
2 .	10	Terms explained and disclosure expanded
3 .	7	Eliminated
4 .	15	Quantified
5 .	20	Revised to say 4
6 .		Filed as Exhibit 12
7 .	30-31	Disclosure expanded
8 .
As reflected in the restatement, the previous financial statements included a sale and a purchase, there was no offset. The Company has amended those financials to remove both the sale and purchase transactions.

Originally, the Company had felt that collectibility was assured, one of the criteria under SAB 104, but subsequent information which was encountered in performing the review engagement, i.e. cancellation of agreement between the parties both for services rendered to the customer and by the customer, warranted the reversal of the original entries due to the fact that it no longer met the requirements under SAB 104 as revenue.

Therefore, the Company restated their financials without these transactions included in them.

9 .
The Company recorded their revenue in accordance with SAB 104. The
Company is fairly new, and does not have much historical experience with some of their customers.

They have estimated their allowance for doubtful accounts based on their cash collection history to date.

We agree with your comment that it is representative of a significant portion of the accounts receivable, however, believes that the estimate provided is accurate based on subsequent cash receipts in the six months subsequent to their year end.